

January 16, 2024

Mark McFarland
Chief Executive Officer
Talen Energy Corporation
2929 Allen Pkwy, Suite 2200
Houston, TX 77019

> **Re: Talen Energy Corporation**
> **Amendment No. 2 to the Draft Registration Statement on Form S-1**
> **Submitted December 13, 2023**
> **CIK No. 0001622536**

Dear Mark McFarland:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to the Draft Registration Statement on Form S-1

General

1. We note your response to prior comment 5 that in connection with the Company's emergence from bankruptcy, it issued 59,028,843 shares of common stock to the holders of certain creditor claims and separately pursuant to a rights offering conducted in connection with the bankruptcy process, and your response that some of the shares were issued in reliance on the exemption from registration provided in Section 1145 of the Bankruptcy Code and the other shares were issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. We also note your related disclosure under Item 15, "Recent Sales of Unregistered Securities." With respect to the 50,160,694 shares to be resold under this registration statement, please tell us how many shares were issued in each of the following categories:

- to holders of claims under TES's Prepetition Unsecured Notes and PEDFA 2009A Bonds in satisfaction of such claims in reliance on the exemption from registration provided in Section 1145 of the Bankruptcy Code;

- to Riverstone and Talen MidCo LLC and certain of their respective designees in connection with the settlement of certain claims in reliance on the exemption from registration provided by Section 4(a)(2);

- to holders of claims under TES's Prepetition Unsecured Notes and PEDFA 2009A Bonds pursuant to the rights offering, in reliance on the exemption from registration provided in Section 1145 of the Bankruptcy Code; and

- to holders of claims under TES's Prepetition Unsecured Notes and PEDFA 2009A Bonds pursuant to the rights offering, in reliance on the exemption from registration provided by Section 4(a)(2).

In addition, please tell us how many shares in each such category were issued to entities affiliated with Rubric Capital Management LP, the holder of approximately 23% of your outstanding common stock.

2. Please revise to clarify the nature of the selling stockholders' rights under the registration rights agreement and stockholders agreement. In addition, please tell us whether the company is seeking to undertake this initial public offering pursuant to the registration rights agreement or pursuant to rights exercised under the stockholders agreement to require the company to pursue and consummate an initial public offering or otherwise.

3. Please provide more detail regarding the company's intention to uplist to the Nasdaq Global Select Market. Additionally, please tell us the listing standard you intend to rely upon in listing your common stock and explain whether and how you intend to meet Nasdaq's initial listing requirements, including whether and how this registration statement would assist the company in meeting such listing requirements.

4. Please identify any selling stockholder that is a registered broker-dealer or an affiliate of a registered broker-dealer. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, your prospectus must state, if true, that: (1) the seller purchased the securities in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the selling stockholder is an underwriter.

5.   We note your revised disclosure on page 130. Please revise to identify the Exchange and clarify whether your bitcoin and private keys are held in hot or cold storage pursuant to your custodial agreement with the Exchange.

Please contact Yolanda Guobadia at 202-551-3562 or Lily Dang at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Anthony Sanderson